Exhibit 21.1

LIST OF SUBSIDAIRIES

Name	State of Incorporation	% owned
CoroWare Technologies, Inc.	Florida	100%
Robotic Workspace Technologies, Inc.	Florida	100%
Robotic Software Services, Inc.	Florida	100%
Innova Robotics, Inc.	Florida	100%